

September 29, 2011

Via E-Mail
Emanuel Chirico
Chairman and Chief Executive Officer
PVH Corp.
200 Madison Avenue
New York, NY 10016

> **Re: PVH Corp.**
> **Form 10-K for the Fiscal Year Ended January 30, 2011**
> **Filed March 30, 2011**
> **Form 10-Q for the Fiscal Quarter Ended July 31, 2011**
> **Filed September 8, 2011**
> **Response Letter Dated September 16, 2011**
> **File No. 001-07572**

Dear Mr. Chirico:

    We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 30, 2011

Notes to Consolidated Financial Statements, page F-6

8. Income Taxes, page F-25

1.   We note in your response to comment one of our letter dated September 1, 2011 that despite the transfer of the U.S. brand intangibles to a Tommy Hilfiger European subsidiary on January 1, 2010, you initially recorded provisional U.S. tax expense in the second and third quarters of 2010 on the royalty income associated with the transferred intangibles, pending your completion of a comprehensive evaluation of the tax treatment

of the transfer and related effects. Please advise us of the following with regard to the taxation of royalty income for the second and third quarters of 2010:

a. Further describe to us the facts and circumstances that existed and were subject to further evaluation that you considered to arrive at your initial conclusion to record provisional U.S. tax expense on the royalty income in the second and third quarters of 2010, as opposed to tax expense at the lower European rates, despite the fact that the brand intangibles transfer had already occurred;

b. Further explain to us what changed that caused you to subsequently adjust the income tax expense on the royalty income to the lower European tax rates in the fourth quarter of 2010;

c. Further explain to us why you believe the adjustments to the second and third quarter income tax expense, recorded in the fourth quarter of 2010, should have been accounted for under acquisition accounting standards and cite the authoritative accounting guidance that you followed to arrive at your conclusion; and

d. Explain to us why you believe these adjustments to tax expense do not represent either a change in accounting estimate or error correction under ASC 250.

Form 10-Q for the Fiscal Quarter Ended July 31, 2011

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Results of Operations, page 27

Thirteen Weeks Ended July 31, 2011 Compared With Thirteen Weeks Ended August 1, 2010, page 27

Income Taxes, page 28

2. We note that your income tax rate was 15.3% (page 28) and 14.0% (page 31) for the thirteen and twenty-six weeks ended August 1, 2010, respectively. We further note in your August 1, 2010 Form 10-Q filed on September 10, 2010 that your income tax rate was 34.5% (page 29) and 28.0% (page 31) for the thirteen and twenty-six weeks ended August 1, 2010, respectively. It appears to us that the income tax rate reduction from your initial Form 10-Q resulted from the retrospective taxation of royalty adjustments that you recorded in the fourth quarter of 2010. Please confirm our understanding and, if so, tell us why you do not also include a discussion in your July 31, 2011 Form 10-Q of the significant affects on your 2010 income tax rate that resulted from the taxation of royalty adjustments. Refer to ASC 740-270-50-1.

3. We note that your income tax rate was 34.6% for the second quarter of 2011 compared with last year's second quarter rate of 15.3% (page 28); and that your income tax rate was 34.4% for the twenty-six weeks ended July 31, 2011 compared with last year's twenty-six week period rate of 14.0% (page 31). We further note that the explanation of the differences provided in your July 31, 2011 Form 10-Q is similar to the explanation in your August 1, 2010 Form 10-Q filed on September 10, 2010, prior to the significant adjustments to the 2010 income tax rates. Please further explain to us the reason(s) for the significant differences in your income tax rates for the comparable periods presented in your July 31, 2011 Form 10-Q.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Archfield (Staff Accountant) at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services